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SE 06008160 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49036

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01 01 2005___ AND ENDING ___12 31 2005___

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FCS SECURITIES** DBA *Dale Edward Kleinser*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 E 90TH ST   STE 8C

FIRM I.D. NO.

                                     (No. and Street)

NEW YORK   **NY**   **10128-5175**

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DALE KLEINSER   212-722-1325

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BELLER , MARK , BERNARD

                          (Name – *if individual, state last, first, middle name*)

60 E 42ND ST   NEW YORK NY 10165

PROCESSED

   (Address)   (City)   (State)   (Zip Code)

MAY 2 5 2006

THOMSON FINANCIAL

RECE''

MAR 0 3 2006

WASH. D.C.

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __DALE E KLEINSER_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__FCS SECURITIES_____, as

of __DECEMBER 31_____, 20__05____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

02/22/06

Notary Public

Signature

__SOLE PROPRIETOR__

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FCS SECURITIES

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2005

ASSETS

CURRENT ASSETS
 Cash - money market (see note 1) $10,421

LIABILITIES AND STOCKHOLDERS' EQUITY

TOTAL LIABILITIES $ -

TOTAL OWNER'S EQUITY   10,421

TOTAL LIABILITIES AND OWNER'S EQUITY $10,421

The accompanying notes are an integral part of these financial statements .

FCS SECURITIES

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES This summary of significant accounting policies of FCS Securities (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's owner, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The preparation of the financial statements in conformity with generally accepted accounting principles requires ownership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.